Exhibit 99.1

CureVac to Present at the 12th International mRNA Health Conference

TÜBINGEN, Germany/BOSTON, USA – November 4, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that new and updated data will be shared in two oral presentations and four posters at the 12th International mRNA Health Conference, taking place in Boston, Massachusetts, November 12-14, 2024.

More detailed preliminary safety, tolerability and immunogenicity data from the dose escalation part of CureVac’s ongoing Phase 1 CVGBM cancer vaccine study in patients with resected glioblastoma will be shared in an oral presentation. Initial data from this study was presented last month at the European Society for Medical Oncology (ESMO) Congress demonstrating that treatment with CVGBM monotherapy successfully induced cancer antigen-specific T-cell responses in 77% of evaluable patients, of which 84% of immune responses were generated de novo by the vaccine. Expanded data from the dose escalation portion of the study will also be shared at the upcoming Society for Immunotherapy of Cancer (SITC) 39th Annual Meeting later this week.

A second oral presentation will cover CureVac’s approach to developing optimized LNP delivery, while posters shared at the meeting will provide additional data on how CureVac optimizes its mRNA platform with different approaches as well as highlighting new targets for future development programs. The data to be shared will demonstrate the potential of CureVac’s mRNA platform in technology optimization, oncology, and infectious disease, driving future innovation in the mRNA space.

“With our recent corporate realignment and increased focus on research and innovation to develop meaningful mRNA medicines in different therapeutic areas, CureVac is more committed than ever to extending the horizons of mRNA. We are pleased to be presenting the recently announced promising clinical data from our glioblastoma mRNA vaccine program as well as results from our ongoing research in lipid nanoparticle delivery technology, oncology and infectious diseases,” said Dr. Myriam Mendila, Chief Scientific Officer at CureVac. “These presentations demonstrate the evolution of our long-standing commitment to apply mRNA technology in service to patients across a diverse spectrum of disease areas.”

Details on the two oral presentations are below:

Title: Development of multiepitope mRNA vaccines - first results of Phase I human study in Glioblastoma patients

Session type: Oral Presentation

Date: Thursday, November 14

Time: 1:44 p.m. EST

Presenting Author: Regina Heidenreich, Ph.D., Senior Director Oncology Preclinical Development, CureVac SE

Title:  Development and optimization of lipid nanoparticles for delivery of mRNA vaccines

Session type: Oral Presentation

Date: Thursday, November 14

Time: 9:38 a.m. EST

Presenting Author: Paula Muresan, Ph.D., Research Scientist, CureVac SE

For more information on the conference and program, please visit the website: https://www.mrna-conference.com/

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements of CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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